UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration Under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13 and
15(d) of the Securities Exchange Act of 1934
Commission File Numbers 000-50268
The Lexington Master Limited Partnership

(Exact name of each registrant as specified in its charter)
One Penn Plaza, Suite 4015
New York, NY 10119-4015
(212) 692-7250

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Common Units Limited Partner Interest

(Title of each class of securities covered by this Form)
None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]
     Approximate number of holders of record as of the certification or notice date:   0
     Pursuant to the requirements of the Securities Exchange Act of 1934, Lexington Realty Trust, as successor by merger to The Lexington Master Limited Partnership, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By:	Lexington Realty Trust,
as successor by merger to The
Lexington Master Limited Partnership

December 31, 2008	By:	Date:/s/ T. Wilson Eglin
		Name:	T. Wilson Eglin
		Title:	Chief Executive Officer